FILTRONA

RECEIVED

2008 NOV 21 A 11:04

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Filtrona plc

31 October 2008

File No: 82-34882

08005969

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30 September 2008, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Walters
Personal Assistant

PROCESSED
NOV 26 2008
THOMSON REUTERS

dlw 11/24

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

21 October 2008

Filtrona plc

Interim Management Statement

Filtrona plc ("Filtrona" or the "Company"), the international, market leading, speciality plastic and fibre products supplier, today issues its interim management statement for the period from 1 July 2008 in accordance with the UK Listing Authority's Disclosure and Transparency Rules.

FINANCIAL PERFORMANCE

During the period from 1 July 2008 to 30 September 2008, Filtrona has delivered results consistent with the trends established during the first half of the year. On a group basis, reported revenue was up 4.5% versus the comparable period for the prior year (3.5% lower at constant exchange rates). Throughout this statement "comparable period for the prior year" refers to the period 1 July 2007 to 30 September 2007.

Plastic Technologies has continued to trade ahead of the comparable period for the prior year. Good performances from Protection and Finishing Products and Coated and Security Products have been partially offset by the impact in Plastic Profile and Sheet of ongoing reduced volumes and further escalation in its raw material costs.

Fibre Technologies' performance continued to be weak as a result of reduced volumes in the Filter Products division and the continued depressed demand within the writing instrument segment of the Porous Technologies division.

On a group basis, reported revenue for the period from 1 January 2008 to 30 September 2008 was 3.4% ahead of the same period in 2007 (1.4% lower at constant exchange rates).

PLASTIC TECHNOLOGIES

The **Protection and Finishing Products** division has performed ahead of the comparable period for the prior year in both the US and Europe, despite the interruption to production in September at the MSI, Houston facility, caused by Hurricane Ike.

The **Coated and Security Products** division has also continued to perform well ahead of the comparable period for the prior year with robust tear tape revenues supported by the benefit of the previously announced new business for the Payne authentication system.

The **Plastic Profile and Sheet** division continued to experience soft demand in the US and further escalation in raw material prices. The current industrial action at Boeing, an important customer of this division, has reduced profits in the period and will continue to have a material impact on this division for the duration of the strike.

FIBRE TECHNOLOGIES

Within the **Filter Products** division, Asia continued to deliver good growth. As expected, volumes in the Americas were weak and the previously announced new volumes in Europe commenced production. The overall volume reduction was in line with the reductions experienced in the first half of the year, which together with £0.3m of further restructuring costs, led to performance behind the comparable period for the prior year.

The newly named **Porous Technologies** division had a weak quarter due to continued depressed demand in the writing instrument market. The acquisition of the business and assets of Lendell Manufacturing, Inc. ("Lendell") was completed on 17 October 2008 and the addition of this speciality hydrophilic foam producer will significantly enhance the division's product offering and customer base.

FINANCIAL POSITION

On 17 October 2008, the Company completed the acquisition of the business and assets of Lendell for US$35m. Payment was in cash from existing debt facilities. Other than this, there have been no other significant changes in the financial position of the Company.

OUTLOOK

Current business trends, combined with the ongoing impact of the Boeing strike, indicate that Filtrona's performance in 2008 is likely to be at the lower end of the Board's previous expectations.

The Company has begun to experience reductions in the cost of some of its key raw materials which should assist in underpinning the Company's margins in 2009 and is taking actions to reduce its cost base in anticipation of a more difficult trading environment throughout 2009 in some of its markets.

Enquiries

Filtrona plc	Financial Dynamics
Mark Harper, Chief Executive	Richard Mountain
Steve Crummett, Group Finance Director	Sophie Kernon
Tel: 01908 359 100	Tel: 020 7269 7121

File No. 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
FILTRONA PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

MARK HARPER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

MANDY J HARPER - WIFE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MANDY J HARPER

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

20,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.010%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

124.92p per share

14. Date and place of transaction

21 OCTOBER 2008, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

147,986 (147,576 held beneficially, 410 held non-beneficially); 0.072%

16. Date issuer informed of transaction

21 OCTOBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KENDALL – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
21 OCTOBER 2008

END

17 October 2008

File No: 82-34882

Filtrona plc

Filtrona plc is pleased to confirm that it has today completed the acquisition of the assets and business of Lendell Manufacturing, Inc., previously announced on 3 October 2008, following the satisfaction of certain administrative conditions.

Enquiries

Filtrona plc
Mark Harper, Chief Executive
Steve Crummett, Group Finance Director
Tel: 01908 359100

Financial Dynamics
Richard Mountain

Tel: 020 7269 7121

File No: 82-34882

RECEIVED

2008 NOV 21 A 11:25

FSA

Financial Services Authority

TR-1:	**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	08 October 2008
6. Date on which issuer notified:	09 October 2008
7. Threshold(s) that is/are crossed or reached:	17%, 16%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	35,011,430	35,011,430	34,841,314		34,841,314		16.94%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,841,314	16.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Brown Brothers Harriman (New Jersey) – 17,924 Bank of Ireland (Dublin) – 428,317 Bank of New York – 105,817 Bank of New York (Brussels) – 68,170 Chase Bank – 179,816 JP Morgan Chase – 305,182 Citibank – 26,042,898 HSBC Bank Plc (London) – 593,897 State Street Trust & Banking Co (London) – 2,888,391 Trust & Custody Servs JP –7,724 North Trust Company (London) – 364,093 AIM Canada – 3,748,300 Other – 90,785	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Jon Green Filtrona plc
15. Contact telephone number:	01908 359100

FSA

Financial Services Authority

TR-1: **NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Resolution Investment Services Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	3 October 2008
6. Date on which issuer notified:	6 October 2008
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details: Nominee Holdings

File No: 82-34882

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
(GB00B0744359)					10,367,398		5.04%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,367,398	5.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Pearl Group Limited Impala Holdings Limited Resolution PLC Resolution Asset Management Limited Resolution Investment Services Limited (indirect) Bank of New York Nominees Ltd (1,334,015 0.65%) Vidacos Nominees Limited (9,033, 383 4.39%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Percentage calculation based on Issued Share Capital of 205,662,000
14. Contact name:	Jon Green Filtrona plc
15. Contact telephone number:	01908 359100

3 October 2008

RECEIVED File No: 82-34882

2008 NOV 21 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Filtrona plc

Acquisition of Lendell Manufacturing for $35m

Filtrona plc ("Filtrona"), the international, market leading, speciality plastic and fibre products supplier, announces it has signed an agreement to acquire the business and assets of Lendell Manufacturing, Inc. ("Lendell") based in St. Charles, Michigan, for a cash consideration of US$35m, payable at completion.

Lendell is a producer of speciality hydrophilic foam products for the medical, printing systems and personal care (cosmetics) markets and is highly complementary with Filtrona's Bonded Fibre Components division. Both businesses design and produce products utilising capillary transfer science, supported by significant intellectual property and technological capabilities. Approximately 55% of Lendell's business is to the medical sector, primarily wound-care components and other foam applications, complementing the existing position held by Filtrona's Bonded Fibre Components division in medical diagnostic components.

Lendell's forecast 2008 earnings before interest, tax, depreciation and amortisation is US$4.2m after adding back certain non-recurring expenses. The acquisition is anticipated to be immediately earnings accretive for Filtrona. However, the beneficial impact of the acquisition in 2008 is expected to be offset by the effects of the current industrial action at Boeing, an important customer for the Plastic Profile and Sheet division, and a production interruption at the MSI facility in Houston caused by Hurricane Ike.

It is anticipated that significant synergy benefits will be generated by utilising Filtrona's existing global manufacturing and commercial footprint to provide access globally for Lendell products within common served markets, such as medical and printer systems.

The acquisition is consistent with Filtrona's strategy of focusing resources on the higher margin, higher growth potential areas of its business. As a result of this acquisition, the Bonded Fibre Components division is being renamed the Porous Technologies division and will include Lendell and Filtrona's existing Fibertec business.

The consideration is subject to usual adjustments depending on the level of working capital within the business at completion and will be funded from existing debt facilities.

Completion of the transaction is subject to certain administrative conditions and is expected later in October.

Commenting on today's announcement, Mark Harper, Chief Executive of Filtrona, said:

"The acquisition of Lendell is in line with our strategy of focusing acquisition resources on the higher margin, higher growth potential businesses, and will provide a significant enhancement to the capabilities within the newly named Porous Technologies division.

"We anticipate significant benefits from utilising our existing global manufacturing and commercial footprint to access new markets for Lendell products as well as from selling bonded fibre products to existing Lendell customers."

Note for Class 2 purposes:

For the year ended 31 December 2007, Lendell's profit before tax was US$1.7m, after charging non-recurring expenses relating to the previous shareholders, with gross assets at that date of US$8.9m.

Enquiries

Filtrona plc	Financial Dynamics
Mark Harper, Chief Executive	Richard Mountain
Steve Crummett, Group Finance Director	
Tel: 01908 359100	Tel: 020 7269 7121

File No. 82-34882

RECEIVED

2008 NOV 21 A 11:45

Financial Services Authority

FSA

TR-1: **NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Resolution Investment Services Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21 October 2008
6. Date on which issuer notified:	22 October 2008
7. Threshold(s) that is/are crossed or reached:	4%

8. Notified details: Nominee Holdings

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
(GB00B0744359)					8,928,960		4.34%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
8,928,960	4.34%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Pearl Group Limited Impala Holdings Limited Pearl Group Holdings No.1 Limited Resolution Asset Management Limited Resolution Investment Services Limited (indirect) Bank of New York Nominees Ltd (1,129,447 0.55%) Vidacos Nominees Limited (7,799,513 3.79%)	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Percentage calculation based on Issued Share Capital of 205,662,000
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100

END